

Mail Stop 3561

June 25, 2018

T. Lane Wilson
Senior Vice President and General Counsel
The Williams Companies, Inc.
One Williams Center, Suite 4900
Tulsa, OK 74172

>   **Re: The Williams Companies, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed May 30, 2018**
>   **File No. 333-225272**

Dear Mr. Wilson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You disclose throughout your filing that Williams Gas Pipeline "has irrevocably agreed to deliver a written consent" approving the merger and that this consent will be sufficient to approve the merger on behalf of Williams Partners. In light of William Gas Pipeline's "irrevocabl[e] and unconditional[]" obligation to deliver a written consent approving the merger pursuant to Section 2 of its Support Agreement with William Partners, please provide us with your analysis as to why registering your issuance of shares to William Partners on the instant Form S-4 is appropriate. For guidance, please refer to Question 239.13 of the Division's Securities Act Sections Compliance & Disclosure Interpretations. Ensure your analysis addresses whether the Williams Gas Pipeline's irrevocable and unconditional obligation to

deliver a written consent constitutes a completed private offer and sale such that your issuance of shares to Williams Partners must be completed privately.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products